VIA EDGAR	March 19, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Lory Empie
Marc Thomas
Jessica Livingston
David Lin

Re:	Five Star Bancorp Draft Registration Statement on Form S-1 Submitted February 12, 2021 CIK No. 0001275168

Ladies and Gentlemen:

On behalf of Five Star Bancorp (“Five Star” or the “Company”), we are confidentially submitting this letter in response to a letter, dated March 11, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted to the Commission pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), on February 12, 2021 (the “Draft Registration Statement”), for confidential non-public review by the Staff. The Company is concurrently submitting Amendment No. 1 to the Draft Registration Statement (the “Amended Draft Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates, for confidential non-public review by the Staff pursuant to Section 6(e) of the Securities Act.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comments into this response letter in italics. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amended Draft Registration Statement, and page references otherwise correspond to the page numbers in the Draft Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Draft Registration Statement.

The responses provided herein are based upon information provided to Covington & Burling LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending you supplementally the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement).

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance

March 19, 2021

Draft Registration Statement on Form S-1

Risk Factors

We could be subject to environmental risks and associated costs…, page 31

1.	If material, please revise to state, as of a recent date, the amount and type of real estate of which the company has taken title and is therefore the potential source of environmental liabilities.

Response to Comment No. 1: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not believe that the amount and type of such real estate is material.

We are an emerging growth company, as defined in the JOBS Act…, page 40

2.	Since you are also a smaller reporting company, please add a separate risk factor disclosing that even if you no longer qualify as an emerging growth company, you may still be subject to reduced reporting requirements so long as you are a smaller reporting company.

Response to Comment No. 2: The Company respectfully advises the Staff that it has revised the disclosure on page 40 of the Amended Draft Registration Statement in response to the Staff’s comment.

Cautionary Note Regarding Forward-Looking Statements, page 52

3.	We note your reference to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Please be advised that the safe harbor for forward-looking statements is inapplicable in this context, because the company is not currently a reporting company. See Section 27A(a)(1) of the Securities Act. Therefore, please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to this offering.

Response to Comment No. 3: The Company respectfully advises the Staff that it has revised the disclosure on page 52 of the Amended Draft Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance

March 19, 2021

Use of Proceeds, page 54

4.	Please revise to disclose in greater detail your intended use of proceeds, to the extent known. As applicable, please describe any preliminary plans, arrangements or understandings for future growth or acquisitions, or alternatively, disclose that there are none. You may reserve the right to change the use of proceeds as indicated in Instruction 7 to Item 504 of Regulation S-K. Disclosure on use of proceeds is required even if management will have broad discretion in allocating the proceeds. If you have no current specific plans for your use of proceeds other than a cash distribution to existing shareholders, please revise to so state and clarify the principal reasons for the offering. Refer generally to Item 504 of Regulation S-K, including Instruction 6 thereto.

Response to Comment No. 4: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it currently has no preliminary plans, arrangements or understandings for future growth or acquisitions. The Company respectfully advises the Staff that it has revised the disclosure on pages 11, 41 and 54 of the Amended Draft Registration Statement in response to the Staff’s comment.

Loan Portfolio, page 73

5.	Given the significance of the commercial real estate loans, please revise to provide an enhanced discussion and a breakdown of the types of collateral as well as the related loan-to value ranges for these loans for the periods presented, discussing any trends.

Response to Comment No. 5: The Company respectfully advises the Staff that it has revised the disclosure on pages 74 and 75 of the Amended Draft Registration Statement in response to the Staff’s comment.

6.	Please revise to provide an enhanced discussion of the types of loans located outside of California during the periods presented.

Response to Comment No. 6: The Company respectfully advises the Staff that it has revised the disclosure on pages 75 and 76 of the Amended Draft Registration Statement in response to the Staff’s comment.

Deposits, page 84

7.	Given the significant amount of large deposit relationships, please revise to address the following:
•	Provide a discussion of the types of entities from which these deposits are received as well as the typical type of deposit;
•	Indicate if such activities have been consistent over time and have helped to continue to grow the deposit base; and
•	Identify the single largest depositor which represented over $133 million of total deposits at December 31, 2020, as well as the level of such deposits at December 31, 2019.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance

March 19, 2021

Response to Comment No. 7: The Company respectfully advises the Staff that it has revised the disclosure on page 86 of the Amended Draft Registration Statement in response to the Staff’s comment.

Notes to Consolidated Financial Statements

Note 10 Income Taxes, page F-38

8.	In regard to the Accumulated Adjustments Account estimated amount of $35 million at December 31, 2020, please revise to disclose the types of taxes previously paid and indicate how these earnings will be impacted by the conversion to a C Corporation. Also, indicate if the dividend distribution limits discussed on page F-43 will impact the amount of any distributable earnings.

Response to Comment No. 8: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as disclosed on page 60 of the Amended Draft Registration Statement, the Company is structured as an S Corporation and while it is not subject to, and has not paid, United States federal income tax, it is subject to, and has paid, California S Corporation income tax at a current rate of 3.5%. Further, as disclosed on page 10 of the Amended Draft Registration Statement, the accumulated adjustments account (“AAA”) represents the cumulative amount of the Company’s taxable income that has been included in the taxable income of its shareholders but not yet distributed to them. Following the Company’s conversion to a C Corporation, the AAA will no longer be applicable and will be fully paid out to shareholders. The Company has revised the disclosure on page 10 to clarify this in response to the Staff’s comment.

The dividend distribution limits discussed on page F-43 of the Amended Draft Registration Statement are restricted to the lesser of a) Five Star Bank’s retained earnings or b) Five Star Bank’s net income for the last three fiscal years, less any dividends previously made during that period; the Company’s dividend distributions have historically been limited to net income for the last three fiscal years. The Company’s net income will be impacted by the higher combined statutory tax rate of 29.56% compared to the 3.5% California S Corporation income tax rate currently used, as discussed on page 60 of the Amended Draft Registration Statement. Additionally, the pro forma income tax expense and net income amounts are disclosed on page 72 of the Amended Draft Registration Statement and in the Unaudited Pro Forma Condensed Statement of Income for the Year Ended December 31, 2020 on page 20 of the Amended Draft Registration Statement. Additional dividend distribution limits applicable to the Company are disclosed in the section entitled “Market for Common Stock and Dividend Policy—Dividend Policy” on page 58 of the Amended Draft Registration Statement.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance

March 19, 2021

General

9.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this submission to discuss how to submit the materials, if any, to us for our review.

Response to Comment No. 9: The Company confirms that it will supplementally provide the Staff with copies of all written communications, if any, that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

*****

The Company confirms that it qualifies as an “emerging growth company” as defined in the Securities Act and acknowledges to the Staff that the Company will publicly file its registration statement, along with the Draft Registration Statement and the Amended Draft Registration Statement, such that all are publicly available on the EDGAR system at least 15 days prior to any road show, or in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement.

Please contact me at (212) 841-1017 or Rusty Conner at (202) 662-5986 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Christopher J. DeCresce
Christopher J. DeCresce
Covington & Burling LLP
cc:	James Beckwith, Five Star Bancorp
Frank (Rusty) M. Conner III, Covington & Burling LLP
Charlotte May, Covington & Burling LLP
Steven B. Stokdyk, Latham & Watkins LLP
Brent T. Epstein, Latham & Watkins LLP